UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-40910

RUBICON TECHNOLOGIES, INC.† Nasdaq Capital Market
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

100 W Main Street, Suite 610, Lexington, Kentucky 40507 1 (844) 479-1507
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant

Class A ordinary shares, $0.0001 par value

Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

† Immediately prior to the filing of this Form 25, we consummated a business combination and changed our name from Founder SPAC to Rubicon Technologies, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, Rubicon Technologies, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

August 15, 2022	By: /s/ Nate Morris	Chief Executive Officer
Date	Name	Title